

November 2, 2010

Paul S. Siebenmorgen
Chief Executive Officer
Farmers and Merchants Bancorp, Inc.
307 North Defiance Street
Archbold, Ohio 43502

     Re: Farmers and Merchants Bancorp, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2009
              Filed February 26, 2010
              File No. 0-14492

Dear Mr. Siebenmorgen:

     We have reviewed your response letter dated August 17, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Business, page 3

General

1. We have reviewed your response to prior comment three from our letter dated October 5, 2010. Based on your previous response, it is our understanding that you require updated appraisals on all collateral dependent loans once they are deemed impaired and that the maximum time of collateral re-evaluation for impaired real estate loans is every two years. However, in this response you state that you require updated appraisals for watch list loans secured by real estate bi-annually. Please clarify when you require updated appraisals for your impaired real estate loans. If this varies by loan category (ex: commercial real estate, residential real estate), provide that information also.

2. In addition to the above, it is our understanding that on a quarterly basis, Bank management reviews properties supporting collateral dependent loans to consider market events indicating that a change in value has occurred. Please tell us and revise your future filings to disclose in sufficient detail the steps management takes to perform its quarterly review of impaired real estate loans. Explain how management determines whether discounts on the most recent appraisals are required (ex: looking at comparable properties, etc.). In addition, tell us and revise to describe the specific method(s) used to determine the amounts of such discounts (ex: trends in market values over time, etc).

3. Please also provide similar information for your watch list loans.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sharon Blume, Assistant Chief Accountant, at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

Sincerely,

Mark Webb
Legal Branch Chief